Exhibit 99.1

Wheaton Precious Metals Announces Record Annual Gold Production and Sales Volumes; Exceeds 2019 Production Guidance and Provides 2020 and 5-Year Guidance

TSX: WPM
NYSE: WPM

VANCOUVER, Feb. 20, 2020 /CNW/ - "Our portfolio once again delivered a strong performance in 2019 with production significantly exceeding our original guidance for the eighth consecutive year. In addition, annual gold production and sales volumes reached record levels," said Randy Smallwood, Wheaton's President and Chief Executive Officer. "The strength of our diversified portfolio was evident as exceptional results at Salobo more than offset deferrals in production at Peñasquito in 2019. We look forward to continued steady growth over the next five years from the highest-quality portfolio of long-life, low-cost assets in the streaming space."

Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") will provide full production and financial details with the release of its 2019 fourth quarter and full year results on Wednesday, March 11, 2020.

2019 Attributable Production and Sales

Metal	2019 Forecast Production	2019 Actual Production[1]	2019 Actual Sales
Gold Ounces	390,000	406,604	389,086
Silver Ounces ('000s)	21,000	22,544	17,703
Palladium Ounces	22,000	21,993	20,681
Gold Equivalent Ounces[2] based on: $1,300 / oz gold, $16 / oz silver, $1,350 / oz palladium	690,000	706,900	628,447

In 2019, production exceeded guidance primarily as a result of stronger than expected production from Salobo partially offset by unexpected, weaker production from Peñasquito due to a temporary shutdown in the year caused by an illegal blockade.

2020 and Long-Term Production Forecast

Metal	2020 Forecast[1]	Annual average (2020-2024)
Gold Ounces	390,000 to 410,000
Silver Ounces ('000s)	22,000 to 23,500
Palladium Ounces	23,000 to 24,500
Gold Equivalent Ounces[3] based on: $1,500 / oz gold, $18 / oz silver, $2,000 / oz palladium, $16 / lb cobalt	685,000 to 725,000	750,000

In 2020, gold production is forecast to remain strong primarily driven by Salobo and San Dimas. Silver production in 2020 should be stable as growth from Peñasquito is expected to be partially offset by slight decreases at Antamina and Constancia due to mine planning. At Constancia, Hudbay Minerals Inc. ("Hudbay") announced that it has secured the surface rights for the Pampacancha deposit and expects to begin mining the satellite deposit in late in 2020; however, Wheaton's forecast attributable production in 2020 currently does not include any contribution from the Pampacancha deposit4. Palladium production is expected to increase in 2020 as the Blitz project at the Stillwater mine continues to ramp up.

Average production over the next five years is expected to increase primarily due to continued production growth from Peñasquito, Constancia and Stillwater as well as the commencement of the Voisey's Bay stream in 2021. At Peñasquito, grades are expected to increase and the addition of the pyrite leach plant is anticipated to improve recoveries. At Constancia, anticipated delay payments and production from the Pampacancha deposit is included in Wheaton's five year production average. Palladium and gold production from Stillwater is expected to increase with the continued ramp up of the Blitz project which is expected to reach full capacity in 2021. In addition, effective January 1, 2021, Wheaton will be entitled to receive from Vale an amount of cobalt equal to 42.4% of the Voisey's Bay mine cobalt production. The expansion at the Salobo mine, which will increase mill throughput capacity by 50%, is also expected to begin contributing to gold production in 2023. And lastly, Wheaton does not include any production from Barrick Gold Corp.'s Pascua-Lama project or Hudbay's Rosemont project in its estimated average five-year production guidance.

About Wheaton Precious Metals Corp.
Wheaton Precious Metals is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors leverage to commodity prices and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton creates sustainable value through streaming.

End Notes

____________________________
[1]	Ounces produced represent the quantity of silver, gold and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures and average payable rates are based on information provided by the operators of the mining operations to which the silver, gold or palladium interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
[2]	Gold equivalent ounces for 2019 actual production and sales are calculated by converting silver and palladium to a gold equivalent by using the following commodity price assumptions, which were representative of spot prices at the time guidance was originally set in February 2019: $1,300 / ounce gold, $16 / ounce silver, $1,350 / ounce palladium, and $21 / pound of cobalt.
[3]	Gold equivalent forecast production for 2020 and the five-year average are based on the following updated commodity price assumptions: $1,500 / ounce gold, $18 / ounce silver, $2,000 / ounce palladium, and $16 / pound of cobalt.
[4]	As per Wheaton's precious metals purchase agreement with Hudbay, Wheaton is entitled to a delay payment payable in gold ounces from Hudbay as a result of the delay in mining the Pampacancha zone. The gold ounces delivered to Wheaton are included in the Company's production guidance.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's precious metals purchase agreement ("PMPA") counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of commodities, the estimation of future production from mineral stream interests owned by Wheaton (the "Mining Operations") (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA counterparties at Mining Operations, the ability of Wheaton's PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton's PMPA counterparties) and the potential impacts of such on Wheaton, the costs of future production, the estimation of produced but not yet delivered ounces, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, future payments by the Company in accordance with PMPAs, including any acceleration of payments, projected increases to Wheaton's production and cash flow profile, projected changes to Wheaton's production mix, the ability of Wheaton's PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company's business structure, the Company's assessment of taxes payable and the impact of the Canada Revenue Agency ("CRA") Settlement for years subsequent to 2010, possible audits for taxation years subsequent to 2015, the Company's intention to file future tax returns in a manner consistent with the CRA Settlement, and assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including (without limitation) risks associated with fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all), the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and relying on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton's interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings, assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company's facts or change in law or jurisprudence), credit and liquidity, indebtedness and guarantees, mine operator concentration, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations and climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2018 and Form 6-K filed March 20, 2019 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed and achieve their stated production estimates, that the mineral reserve and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton's application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws.

View original content:http://www.prnewswire.com/news-releases/wheaton-precious-metals-announces-record-annual-gold-production-and-sales-volumes-exceeds-2019-production-guidance-and-provides-2020-and-5-year-guidance-301008906.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/February2020/20/c9884.html

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 19:38e 20-FEB-20